

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2014

Via E-mail
J. Lloyd Breedlove
Chief Executive Officer
Anpath Group, Inc.
515 Congress Ave., Suite 1400
Austin, TX 78701

> **Re: Anpath Group, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed April 22, 2014**
> **File No. 0-55148**

Dear Mr. Breedlove:

We have reviewed the amendment to your filing and have the following comments.

Item 1. Business.

Business Development

Organization and Other Corporate Developments

1.   We note that your revised disclosure in response to comment six in our letter dated March 18, 2014, did not address all the information we requested. Please further revise your disclosure to address:
   - to the extent applicable, how the ceased operations in 2011 relate to your reorganization and emergence from Chapter 11 bankruptcy on December 23, 2010; and
   - the effect that emergence from bankruptcy had on your current structure and capitalization.

Geo-Biocides

2.   We note your response and revised disclosure in response to comment 16 in our letter dated March 18, 2014. It is unclear how the EPA Data Reviews referenced in your response, support or override the EPA's August 9, 2000 letter requesting that you "[d]elete the statement 'NO EYE OR SKIN IRRITATION" and the toxicity Category IV for labeling." Please reconcile this seemingly ambiguous disclosure.

Patents, trademarks, licenses, franchises, concessions,…

3.   We note that your response to comment 23 in our letter dated March 18, 2014, does not clarify whether you have one or two patent applications pending. For example, it is unclear how you hold rights to technology subject to a patent application (application number 13/970,704).

Emerging Growth Company

4.   We note your response to comment two in our letter dated March 18, 2014. Please revise your disclosure to indicate that you are an emerging growth company, rather than you "may be deemed" as one.

Item 1A. Risk Factors

Because Arthur R. Batson owns a majority of our outstanding common stock, he can elect our directors without regard to other stockholders' votes.

5.   We note your disclosure in response to comment 25 in our letter dated March 18, 2014. Please expand this risk factor to encompass other conflicts of interest resulting from Mr. Batson's controlling ownership in the company (i.e., approving change in control transactions which may not be in the best interest of minority shareholders).

Liquidity

6.   Please include here a discussion regarding the $205,000 loan Alpha Capital Anstalt made to the company. Please summarize the material terms of the loan arrangement, and file any debt instrument in connection with this loan as an exhibit to your registration statement. In this regard, we note your disclosure in Note 4 to your financial statements.

Properties

7.   We note your response to comment three in our letter dated March 18, 2014. Please revise your disclosure to clearly identify the office from which you conduct your business.

Item 6, Executive Compensation

Summary Compensation Table

8.   With a view towards disclosure, please explain to us why the grant date fair value for shares issued on June 7, 2013 increased from $0.01 per share in your initial filing to $0.80 per share in your most recent amendment.

Director Compensation

9.   In response to comment 37 in our letter dated March 18, 2014, you disclose that Mr.
        Spencer's greater compensation relative to Mr. Robbins' "reflects Mr. Spencer's greater
        time commitment with respect to the Company's affairs, at the request of our majority
        stockholder." Please revise your disclosure to qualify "the greater time commitment"
        statement by disclosing what those commitments are, and how they differ from the
        director services provided by Mr. Robbins. In addition, your disclosures indicate that the
        management of the company and the decision making authority appears to rest with the
        controlling stockholder, Mr. Batson, rather than with the company's CEO, reflected also
        by the discrepancy in the number of stock awards received by Mr. Breedlove as
        compensation for his services, with the significantly larger award of 3,525,000 shares
        received by Mr. Batson for services rendered. We note also that with respect to the
        directors of the company, you disclose that it is Mr. Batson's determination that they
        possess the requisite qualifications to serve as directors. In light of these facts, please
        provide detailed background information regarding Mr. Batson's involvement with the
        company, how he acquired a controlling interest in the company, and how he influences
        the company's business on a day-to-day basis. We may have additional comments
        following the review of your response.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

10.   Refer to comment 39 in our letter dated March 18, 2014. Considering that Mr. Batson
        was issued 3,525,000 shares in "consideration for services rendered" on June 7, 2013
        and that his address and phone number are used to inquire about products, please revise
        your disclosure to describe the services for which Mr. Batson received the 3,525,000
        shares and file any consulting or other arrangement he may have with the company as an
        exhibit to the registration statement.

Item 13. Financial Statements and Supplementary Data

Report of Independent Public Accounting Firm

11.   Please request that your independent public accounting firm revise the opinion paragraph
        of their report to refer to Anpath Group, Inc. and to refer to the appropriate periods that
        were audited. Please also request your independent public accounting firm to revise their
        fourth paragraph to refer to the appropriate note that discusses Anpath's losses from
        operations, working capital deficiency, its ability to continue as a going concern and
        management's plans regarding these matters.

Unaudited Financial Statements

General

12.   We note your response to comment 45 in our letter dated March 18, 2014; however, it does not appear that this disclosure has been provided in your registration statement. In this regard, please provide the shareholders' equity disclosures required by ASC 505-10-50-2.

Note 1 – Stock Based Compensation

13.   We note your response to comment 46 in our letter dated March 18, 2014 and the revisions to your registration statement. Please expand your policy to also address your accounting policy for non-employees for services provided. Refer to ASC 505-50-30.

Note 4 – Notes Payable

14.   We note your response to comment 47 in our letter dated March 18, 2014 and the revisions to your registration statement. Please expand your disclosure to state, if true, that the note with Alpha Capital Anstalt does not have an interest rate, as well as clarify the maturity date of the note. Please also expand your disclosure to clarify how you accounted for the shares of common stock issued in connection with the borrowing and the note extension, and provide the authoritative literature you relied on.

       You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Branden Burningham (Via e-mail)
       Burningham and Burningham